SKADDEN , ARPS , SLATE , MEAGHER & FLOM
AFFILIATE OFFICES
——————
PARTNERS	世達國際律師事務所	BOSTON
GEOFFREY CHAN *	42/F, EDINBURGH TOWER, THE LANDMARK	CHICAGO
SHU DU *		HOUSTON
ANDREW L. FOSTER * CHI T. STEVE KWOK*	15 QUEEN’S ROAD CENTRAL, HONG KONG	LOS ANGELES NEW YORK
EDWARD H.P. LAM ◆*	——————	PALO ALTO
HAIPING LI *	TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	WASHINGTON, D.C.
RORY MCALPINE ◆		WILMINGTON
JONATHAN B. STONE *		——————
KAI SUN		BEIJING
PALOMA P. WANG		BRUSSELS
◆ (ALSO ADMITTED IN ENGLAND & WALES)		FRANKFURT
* (ALSO ADMITTED IN NEW YORK)		LONDON
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
	May 19, 2022	TORONTO

VIA EDGAR

Mr. Kyle Wiley, Staff Attorney

Ms. Jan Woo, Legal Branch Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aurora Mobile Limited

Response to the Staff’s Comments on

Amendment No. 1 to Registration Statement on Form F-3

Filed on April 29, 2022 (File No. 333-260944)

Dear Ms. Woo and Mr. Wiley:

On behalf of our client, Aurora Mobile Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 10, 2022, on the Company’s Amendment No. 1 to Registration Statement on Form F-3 filed on April 29, 2022. The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

Aurora Mobile Limited

May 19, 2022

Concurrently with the submission of this letter, the Company is filing herewith the Pre-Effective Amendment No. 2 to the Registration Statement (the “Amendment No. 2”), which reflects the revisions discussed in this letter, and certain exhibits via EDGAR with the Commission.

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 2.

Cover Page

1.

We note your response to prior comment 1. We also note your disclosure that, ““Aurora” refers to Aurora Mobile Limited, and “we,” “us,” “our company,” or “our” refers to Aurora Mobile Limited and its subsidiaries, and, when describing our operations and consolidated financial information, also includes the VIE and its subsidiaries in China.” Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE and revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page, pages 5, 17, 18, 24 and where applicable in the Amendment No. 2.

2.	We note your response to prior comment 4 regarding how cash is transferred through your organization. Please include this disclosure on the cover page.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Amendment No. 2.

3.

Given that the SEC has provisionally named you as a “Commission-Identified Issuer”, please expand your disclosure to clarify that you will be added to the conclusive list of Commission-Identified Issuers unless you believe that you have been incorrectly identified and are disputing your placement on the provisional list.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page, pages 19 and 27 of the Amendment No. 2.

Our Company, page 5

4.

We note your response to prior comment 6 relating to the permissions or approvals that you or your subsidiaries may be required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. Please also describe the consequences to you and your investors if you, your subsidiaries or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and it is required to obtain such permissions or approvals in the future.

Aurora Mobile Limited

May 19, 2022

In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 9 of the Amendment No. 2.

Aurora Mobile Limited

May 19, 2022

*    *     *

On behalf of the Company, we advise the Staff that the Company is aware of and acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

If you have any questions regarding the Amendment No. 2, please do not hesitate to contact the undersigned by phone at +852 3740-4858 or via e-mail at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

Enclosures

cc:	Weidong Luo, Chairman of the Board of Directors and Chief Executive Officer, Aurora Mobile Limited

Shan-Nen Bong, Chief Financial Officer, Aurora Mobile Limited

Maple Liao, Partner, Ernst & Young Hua Ming LLP